UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17356

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 _____ AND ENDING 12/31/2025 _____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Accrued Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Broadhollow Road, Suite PH02
                              (No. and Street)

Melville	NY	11747-4905
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Don Angelo	631-423-7373	kate@newalternatiesfund.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NawrockiSmith LLP
                              (Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)
03/04/2009		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Don Angelo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Accrued Equities, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me
this 2nd day of march, 2026
Steven Bantz

STEVEN BANTZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA4619292
Qualified in Nassau County
Commission Expires December 31, 2029

Signature:

Title:
Secretary

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Accrued Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the "Company") as of December 31, 2025, the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Accrued Equities, Inc.'s auditor since 2010.

Hauppauge, New York
March 2, 2026

Nawrocki Smith LLP

ACCRUED EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$ 399,402
Securities owned:	
Marketable, at market value	369,168
Fixed assets:	
Furniture and fixtures, net of accumulated depreciation of $10,596	1,773
Equipment, net of accumulated depreciation of $48,998	718
Accounts receivable	126,460
Prepaid taxes	863
Rent security	2,484
Total assets	$ 900,868

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 33,179
Taxes payable (deferred taxes of $25,675)	27,873
Total liabilities	61,052
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued,	
200 shares outstanding	40,696
Retained earnings	639,565
Accumulated other comprehensive income	159,555
Total stockholders' equity	839,816
Total liabilities and stockholders' equity	$ 900,868

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Comprehensive Income
For the Year Ended December 31, 2025

Revenues:		
Investment advisory fees		$ 1,426,773
Underwriting		2,167
Commissions		5,356
Dividends		13,856
12b-1 Fees		24,744
Interest		2,732
Other income		1,025
Total revenues		1,476,653
Expenses:		
Regulatory fees and expenses		20,591
Other expenses:		
Compensation and benefits - officers	$879,281	
Compensation and benefits - employees	142,519	
Accounting and auditing	99,938	
Administration/management fees	49,748	
Distribution service fee	84,319	
Underwriting	26,106	
Postage, dues, supplies and subscriptions	19,342	
Travel & meals	5,982	
Advertising, promotion & marketing	57,244	
Technology and communications	16,141	
Insurance and bond	10,867	
Depreciation/amortization	1,428	
Rent	45,860	
Miscellaneous and bank charges	2,649	
Seminars, conferences, licenses & CPE	3,155	
Printing	-	
Total other expenses		1,444,579
Total expenses		1,465,170
Income before income taxes		11,483
Provision for income taxes		
(Includes deferred income taxes of $325)		2,523
Net income		8,960
Other comprehensive income		20,022
Comprehensive Income		$ 28,982

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Capital Stock Common		Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2025	200	$ 40,696	$ 630,605	$ 139,533	$ 810,834
Net income	-	-	8,960	-	8,960
Other Comprehensive Income	-	-	-	20,022	20,022
Balances at December 31, 2025	200	$ 40,696	$ 639,565	$ 159,555	$ 839,816

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows From Operating Activities

Comprehensive Income	$28,982
Adjustments to reconcile net cash used	
by operating activities	
Depreciation and amortization	1,428
(Increase) decrease in operating assets:	
Accounts receivable	(7,322)
Securities segregated under federal and other regulations	222,119
Prepaid taxes	5,080
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	11,380
Taxes payable	195
Total adjustments	232,880
Net cash provided by operating activities	261,862
Increase in cash	261,862
Cash at beginning of year	137,540
Cash at end of year	$399,402
Supplemental cash flow disclosure:	
Income tax payments	$863

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2025

1. **Organization and Nature of Business:**

    Accrued Equities, Inc. (The Company) is a Broker-Dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Investment Advisor for a mutual fund.

    The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value. The U.S. dollar ($) is the functional currency of the Company.

2. **Significant Accounting Policies:**

    Basis of presentation

    The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    Revenue Recognition

    The Company complies with FASB ASC Topic 606, Revenue from Contracts with Customers. The guidance requires revenue recognition in an amount that reflects the consideration to which an entity expects to be entitled in exchange for the transfer of goods or services to customers.

    Investment Advisory Income:

    Investment advisory fees are received from a mutual fund for which the Company provides advisory services. Fees are received monthly.

    Distribution and Underwriters Income:

    The Company receives commission income from a mutual fund for sub-distribution services to the Fund. Fees are received semi-monthly. Co-underwriting and 12b-1 fees are earned via offset for certain expenses of the advisor.

    Income Taxes:

    The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities in accordance with Financial Accounting Standards Board ('FASB') Accounting Standards Codification ("ASC") 740, Income Taxes.

    Fixed Assets:

    Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset. The policy of the Company is to capitalize fixed asset acquisitions of $5,000 or greater. An extended warranty on a fixed asset is included in fixed assets and is amortized straight line over the life of the warranty.

    Statement of Cash Flows:

    For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash and cash equivalents -

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

Equity securities -

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2025 in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1	$ 201,929
Level 2	167,239
Level 3	-
	$ 369,168

As of December 31, 2025, the Company did not possess any Level 3 type of assets.

There were no transfers between any levels during the year 2025.

3. **Equity:**

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. **Related Party Transactions:**

Disbursements for a shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Trustees of New Alternatives Fund.

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a sub-distributor for a mutual fund, New Alternatives Fund. David J. Schoenwald is the President and Director of Accrued Equities, Inc. and an officer of the Fund. Murray D. Rosenblith is the Vice President of Accrued Equities, Inc. and an officer of the Fund. Kathleen Don Angelo is Secretary of Accrued Equities, Inc. and an officer of the Fund. Investment advisory fees earned during 2025 was $1,426,773.

5. **Market Concentrations:**

The Company earns substantially all of its income from one mutual fund client.

Accrued Equities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2025
(Continued)

6. Lease Commitments:

<u>Right of use assets and lease liabilities</u>
The Company accounts for leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, Leases. The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement is an office space lease. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The lease has renewed for one year effective July 1, 2025. There is no present value discount calculation.

Lease Commitments
The minimum lease commitments are as follows:

Rent

| 2026 | $ 22,844 |

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $801,317 which was $796,317 in excess of its required net capital of $5,000. The end of the year capital ratio was 1 to 15.00 at December 31, 2025.

8. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$ 248	$ (400)	$ (152)
State and Local	1,950	725	2,675
Total	$2,198	$ 325	$ 2,523

Rate Reconciliation Table

Taxable Income $9,533

| | Year Ended December 31, 2025 | |
	Amount	Percent
U.S Federal Statutory Tax Rate	$2,002	21%
State and Local Income Taxes, Net of Federal Income Tax Effect	1,950	Minimum Tax
Other Adjustments		
Dividend Exclusion	(763)	21%
Net operating Loss	(991)	21%
Effective Tax Rate	$2,198	%

U.S. Federal Statutory Tax Rate

There were no substantial differences between expected income tax expense and the Company's income tax expense as reported in the Financial Statements.

There are no tax positions that the Company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

9. Concentration of Credit Risk:

The Company maintains its cash in deposit accounts with a bank and Broker Dealer which at times could exceed federally insured limits. At December 31, 2025 the Company had $0 in balances in excess of insured limits. The Company has not experienced any losses in any such accounts.

The Company has one client, a mutual fund. A failure to pay or failure of the Fund could have a severe impact on the Company.

10. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, investment management segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the officers of the company, make decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the investment management services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

11. **Commitments and Contingencies:**

    There are no commitments and contingencies, not disclosed, as of December 31, 2025.

12. **Subsequent Events:**

    The Company has evaluated subsequent events through March 2, 2026, which is the date these financial statements were available to be issued, noting no matters requiring recognition or disclosure in these financial statements.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2025

Total capital		$	839,816
			839,816
Deductions and/or charges:			
Nonallowable assets:			
Fixed assets, net	$	2,491	
Prepaid taxes		863	
Other assets		2,484	5,838
Net capital before haircuts on securities positions (tentative net capital)			833,978
Haircut on securities			
Stocks		30,289	
Undue concentration		2,372	32,661
Net capital		$	801,317
Aggregate indebtedness			
Items included in Statement of Financial Condition:			
Other accounts payable and accrued expenses		$	35,377
Total aggregate indebtedness		$	35,377
Computation of basic net capital requirement			
Minimum net capital required:			
Company		$	2,358
Total		$	2,358
Minimum dollar net capital requirement		$	5,000
Excess net capital		$	796,317
Ratio: Aggregate indebtedness to net capital			1:22.51

There was no difference between net capital computation computed above and the computation in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

Accrued Equities, Inc.
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Accrued Equities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Accrued Equities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Accrued Equities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) Accrued Equities, Inc. stated that Accrued Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 2, 2026

Nawrocki Smith LLP

ACCRUED EQUITIES INC.

150 BROADHOLLOW ROAD, SUITE PH 02
MELVILLE, NEW YORK 11747

631 423-7373

Accrued Equities, Inc.'s
Exemption Report

Accrued Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(i) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kathleen Don Angelo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Secretary

March 2, 2026



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Stockholders' of
Accrued Equities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the year ended December 31, 2025. Management of Accrued Equities, Inc. (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to supporting schedules and other source documents, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 and in the related supporting schedules and other source documents, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Accrued Equities, Inc., and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 2, 2026

Nawrocki Smith LLP

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION
78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-17356 DEA: FINRA	2026	Dec

ACCRUED EQUITIES INC
150 BROADHOLLOW RD STE PH 02
MELVILLE, NY 11747
UNITED STATES

The above broker-dealer certifies that during the fiscal year ending 12/31/2026

(check appropriate boxes):

☐   (i)   Its principal business, in the determination of SIPC, taking into account business of
affiliated entities, is conducted outside the United States and its territories and possessions;

          (ii)   Its business as a broker-dealer is expected to consist exclusively of:

☑   (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐   (II) the sale of variable annuities;

☐   (III) the business of insurance;

☑   (IV) the business of rendering investment advisory services to one or more registered investment
companies or insurance company separate accounts;

☐   (iii)   It is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in
securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate
such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned
broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter
required under section 78ddd(c) of SIPA.**

☑   By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all
information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized,
and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's
Privacy Policy.

ACCRUED EQUITIES INC	DAVID JAY SCHOENWALD
(Name of Broker-Dealer)	(Authorized Signatory)
1/29/2026	President & CEO
(Date)	(Title)
	631-423-7373
	(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this
completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.